WORLDCORP/COLEMAN ANDREWS
EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT ("Agreement") is made as of the 1st day of October, 1997, by and between WORLDCORP, INC., a Delaware corporation, its successor and assigns ("WorldCorp") and T. COLEMAN ANDREWS, III ("Andrews").

RECITALS

WHEREAS, Andrews has served as WorldCorp's Chairman and/or Chief Executive Officer since June 1987.

WHEREAS, WorldCorp desires to continue to employ and retain Andrews as its Chairman and Andrews desires to be employed by WorldCorp on the terms and in consideration of WorldCorp's provision of the benefits to be provided under this Agreement.

WHEREAS, WorldCorp and Andrews desire to set forth the terms of Andrews' employment and the compensation and benefits to be provided by WorldCorp in this Agreement.

TERMS

IN CONSIDERATION OF the mutual covenants contained herein, WorldCorp and Andrews agree as follows:

     1. EMPLOYMENT. WorldCorp agrees to employ Andrews and Andrews agrees to continue in the employ of WorldCorp on the terms and conditions hereinafter set forth.

     2. COMMENCEMENT DATE AND TERM. The commencement date of this Agreement shall be as of October 1, 1997 (the "Commencement Date"). Subject to the provisions of Section 5, the term of Andrews' employment hereunder shall be for two (2) years from the Commencement Date until and including September 30, 1999 (the "Original Expiration Date"); provided, however, that the term shall be extended automatically for an additional period of one (1) year commencing on the Original Expiration Date unless either WorldCorp or Andrews gives written notice to the other, at least twelve (12) months prior to the Original Expiration Date, of its or his election not to extend the term of this Agreement; and provided, further, that the term as extended shall be further extended automatically for an additional period of one (1) year commencing on the first anniversary of the Original Expiration Date and on each subsequent anniversary thereafter, unless either WorldCorp or Andrews gives written notice to the other, at least six (6) months prior to the date of any such anniversary, of its or his election not to further extend the term of this Agreement. The last day of the term as so extended from time to time is herein sometimes referred to as the "Expiration Date."

     3. POSITIONS AND DUTIES. Andrews shall continue to serve WorldCorp as WorldCorp's Chairman with the duties described in WorldCorp's Bylaws, as in effect on the Commencement Date, and in the attached Exhibit A to this Agreement, and such other duties as WorldCorp's Board of Directors (the "Board") shall reasonably assign from time to time. During his employment hereunder, Andrews shall devote such time and effort as shall be reasonably required to discharge his duties hereunder. At all times during his employment hereunder, Andrews shall continue to serve as a member of the Board, and Andrews may also serve as a member of the board of directors or similar body of, or in other offices or positions with respect to, any other company or companies that are not direct commercial competitors of WorldCorp. Andrews agrees to resign from the Board of Directors of WorldCorp upon and in connection with the termination of his employment, provided that all of the terms of this Agreement have been satisfied and all of WorldCorp's obligations hereunder have been fulfilled.

     4. COMPENSATION AND BENEFITS. The compensation and benefits payable to Andrews for all services rendered by Andrews under this Agreement shall be as follows:

     (a) SALARY. WorldCorp shall pay Andrews a minimum salary at the rate of $200,000 per year. Such salary shall be (i) payable quarterly in advance on the first day of each fiscal quarter of WorldCorp (and prorated for any partial fiscal quarter), and (ii) subject to review and increase (but not decrease) at any time in the discretion of the Board.

     (b) ANNUAL BONUS. Andrews shall be entitled to receive an annual bonus of up to 75% of his annual salary to be determined in good faith by the Compensation Committee of WorldCorp's Board of Directors based upon Andrew's contributions to WorldCorp's performance. Such bonus shall be paid not later than 30 days after receipt of audited financials from WorldCorp's accounting firm for the prior year. Andrews shall be entitled to participate in all bonus and incentive compensation plans or arrangements provided by WorldCorp to its officers and directors after the Commencement Date.

     (c) BUSINESS EXPENSES. In addition to any salary and bonus, WorldCorp shall reim burse Andrews for all reasonable travel and other business expenses incurred by him in the performance of his duties and responsibilities, subject to and consistent with WorldCorp's policies with respect to substantiation and documentation as may be established by WorldCorp for all officers and directors from time to time.

     (d) STOCK OPTIONS. In exchange for surrendering 200,000 unvested WorldCorp options at an exercise price of $4.50, Andrews shall be granted:

     1) Options (the "WorldCorp Term Options") to purchase 50,000 shares of WorldCorp's Common Stock, par value $.001 per share ("WorldCorp Common Stock") pursuant to the 1995 WorldCorp Airways Stock Option Plan (the "Plan"), at an exercise price of $2.00 per share, as set forth in that certain Stock Option Agreement between WorldCorp and Andrews of even date herewith (the "Option Agreement"), a copy of which is attached as Exhibit B hereto.

     2) Options (the "Intelidata Term Options") to purchase 50,000 shares of Intelidata's Common Stock, par value $.001 per share ("InteliData Common Stock") owned by WorldCorp, at an exercise price of $3.00 per share.

     3) Options to purchase 75,000 shares of WorldCorp's Common Stock, (the "WorldCorp Performance Options") subject to the following vesting:

     (i) the Option as to the first 15,000 of the 75,000 WorldCorp Performance Options at an exercise price of $2.00 shall vest on the 21st day following any twenty (20) trading-day period during which the Company's stock traded at or above $2.50;

     (ii) the Option as to the second 15,000 of the 75,000 WorldCorp Performance Options at an exercise price of $2.00 shall vest on the 21st day following any twenty (20) trading-day period during which the Company's stock traded at or above $3.13;

     (iii) the Option as to the third 15,000 of the 75,000 WorldCorp Performance Options at an exercise price of $2.00 shall vest on the 21st day following any twenty (20) trading-day period during which the Company's stock traded at or above $3.91;

     (iv) the Option as to the fourth 15,000 of the 75,000 WorldCorp Performance Options at an exercise price of $2.00 shall vest on the 21st day following any twenty (20) trading-day period during which the Company's stock traded at or above $4.88;

     (v) the Option as to the fifth 15,000 of the 75,000 WorldCorp Performance Options at an exercise price of $2.00 shall vest on the 21st day following any twenty (20) trading-day period during which the Company's stock traded at or above $6.10.

     4) Options to purchase 75,000 shares of InteliData's Common Stock, (the "InteliData Performance Options") subject to the following vesting: . (i) the Option as to the first 15,000 of the 75,000 InteliData Performance Op tions at an exercise price of $3.00 shall vest on the 21st day following any twenty (20) trading-day pe riod during which the Company's stock traded at or above $3.75;

     (ii) the Option as to the second 15,000 of the 75,000 InteliData Performance Options at an exercise price of $3.00 shall vest on the 21st day following any twenty (20) trading-day period during which the Company's stock traded at or above $4.69;

     (iii) the Option as to the third 15,000 of the 75,000 InteliData Performance Options at an exercise price of $3.00 shall vest on the 21st day following any twenty (20) trading-day period during which the Company's stock traded at or above $5.86;

     (iv) the Option as to the fourth 15,000 of the 75,000 InteliData Performance Options at an exercise price of $2.00 shall vest on the 21st day following any twenty (20) trading-day period during which the Company's stock traded at or above $7.32;

     (v) the Option as to the fifth 15,000 of the 75,000 InteliData Performance Options at an exercise price of $2.00 shall vest on the 21st day following any twenty (20) trading-day period during which the Company's stock traded at or above $9.16.

     WorldCorp agrees that each option agreement with respect to options to purchase Common Stock granted prior to the date hereof shall be amended such that (i) the definition of "Change in Con trol" for purposes of any such agreements and options shall have the meaning assigned to such term in the Option Agreement, and (ii) all terms and conditions of such options (other than exercise price, vesting and term absent acceleration) shall be as set forth in the Option Agreement.

     (e) REGULAR BENEFITS. WorldCorp shall reimburse Andrews on an annual basis, from October 1, 1997 through September 30, 2000, for the premiums paid by Andrews with respect to a $5,000,000 term life insurance policy (which policy shall be owned by Andrews), plus an amount suf ficient to pay all federal, state and local taxes applicable to such payment.

     Andrews shall be owner of and shall enjoy all incidents of ownership of such policy, including without limitation the right to designate one or more beneficiaries of, and to assign the ownership of, such policy from time to time. If any benefits to which Andrews shall otherwise be entitled hereunder are not permitted to be provided to him under any applicable plan document or applicable law govern ing the payment or provision of such benefits, WorldCorp shall pay or provide for payment of equiva lent benefits, taking into account service credits for such benefits, to Andrews or his estate or benefi ciaries.

     (f) FRINGE BENEFITS. WorldCorp agrees that each option agreement with respect to options to purchase Common Stock granted prior to the date hereof shall be amended such that (i) the definition of "Change in Control" for purposes of any such agreements and options shall have the meaning assigned to such term in the Option Agreement, and (ii) all terms and conditions of such op tions (other than exercise price, vesting and term absent acceleration) shall be as set forth in the Option Agreement.

     WorldCorp shall reimburse Andrews on an annual basis for premiums paid by Andrews with respect to a disability policy selected by Andrews providing for benefits of up to 75% of Andrews' average annual compensation (calculated in accordance with the terms of such policy), plus an amount sufficient to pay all federal, state and local taxes applicable to such payment.

     (g) INDEMNIFICATION; DIRECTORS AND OFFICERS LIABILITY INSURANCE. WorldCorp shall provide or cause to be provided to Andrews indemnification against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, claim, suit or proceeding, whether civil, criminal, administrative or investigative (in cluding an action by or in the right of WorldCorp) by reason of Andrews serving or having served as an officer, director or employee of WorldCorp or any affiliate of WorldCorp. WorldCorp shall advance expenses (including attorneys' fees) incurred by Andrews in the defense of any such action, claim, suit or proceeding, and WorldCorp shall maintain directors and officers liability insurance cov erage (including without limitation coverage for claims pursuant to any state or federal securities law or regulation) upon substantially the same terms and conditions as set forth in the Indemnification Agreement dated as of February 28, 1994 between Andrews and WorldCorp, Inc., a copy of which is attached as Exhibit D to this Agreement. The provisions of this
Section 4(f) are intended to supple ment and to be in addition to, and not to be in lieu of, any rights of Andrews granted to WorldCorp's officers and directors under WorldCorp's charter, articles of incorporation, any other corporate docu ment, or applicable law.

     (h) SUPPLEMENTAL RETIREMENT BENEFITS. As soon as practicable after the Commence ment Date, WorldCorp and Andrews agree to negotiate and enter into a Supplemental Executive Re tirement Plan ("SERP") pursuant to which WorldCorp shall be obligated to pay to Andrews, or one or more beneficiaries to be designated by Andrews from time to time pursuant to the SERP, an annual benefit of at least $30,000 commencing upon the earliest to occur of (i) the date on which Andrews attains the age of 55 years, or (ii) the date of Andrews' death or disability, with such payments continu ing thereafter during Andrews' lifetime up to age 80, but in no case exceeding 25 years of benefits. The SERP and WorldCorp's obligations thereunder shall be funded through the use of either a "rabbi trust" or "secular trust," as requested by Andrews, and shall have such other terms and conditions as may be reasonably required to secure WorldCorp's payment obligations thereunder and defer Andrews' recognition of taxable income until payments are received. WorldCorp shall fund one-half (1/2) of its obligation hereunder as of January 2, 1998 and the remaining one-half (1/2) as of January 2, 1999, provided that, if requested by Andrews, the SERP shall otherwise be unfunded for purposes of income taxation to Andrews. WorldCorp and Andrews agree to negotiate in good faith toward the final execution of the SERP and related legal documents.

     As an alternative to and in lieu of the SERP, Andrews may elect to apply the present value of the SERP to a dollar-for dollar reduction in the loan payments due to WorldCorp by Andrews in Febru ary 1998, 1999, 2000, and 2001, respectively.

     (I) SUPPLEMENTAL INCENTIVE COMPENSATION FROM 1989 The remaining and final payment due to Andrews on January 2, 1998 of $655,365 will be made on that date.

     5. TERMINATION AND TERMINATION BENEFITS. Notwithstanding the provisions of
Section 2 of this Agreement, Andrews' employment hereunder shall terminate under the following circumstances and shall be subject to the following provisions:

     (a) DEATH. In the event of Andrews' death during Andrews' employment hereunder, Andrews' employment shall terminate on the date of his death. Notwithstanding such termination, Andrews' estate or designated beneficiaries shall be entitled to receive (i) the salary specified under Section 4(a) above for a period of one (1) month following the date of death, (ii) any accrued portion of any bonus which is ultimately determined to have been payable to Andrews and allocable to the period prior to death, (iii) any benefits which shall have been provided to Andrews under Section 4 to the ex tent permitted under any applicable plan documents, and (iv) any amounts payable to Andrews' estate or designated beneficiaries under the SERP.

     (b) DISABILITY. If, due to any physical or mental illness, condition, dependency or incapacity (hereafter, "disability"), Andrews shall be unable to adequately perform substantially all of his duties and responsibilities hereunder, and provided such disability continues for an uninterrupted period of at least twelve (12) months, (a) Andrews' employment hereunder shall be deemed terminated as of the end of the relevant period of disability or, if later, the final determination of such disability, and (b) WorldCorp, acting through its Board and at any time prior to the expiration of any relevant pe riod of disability and the final determination of such disability, may designate another executive to act in Andrews' place during the period of such disability. In the event of any dispute as to whether An drews has suffered a disability justifying termination, such dispute shall be resolved at WorldCorp's cost by a panel of three physicians, one designated by Andrews, one designated by WorldCorp, and a third designated by the first two panel members. Notwithstanding any termination of Andrews' em ployment under this Section 5(b), WorldCorp shall continue to pay to Andrews his full salary and ben efits under Section 4 of this Agreement until Andrews becomes eligible for disability income payments under WorldCorp's disability income plan. While receiving disability income payments un der such plan, WorldCorp shall continue to pay to Andrews the difference between such disability in come payments and his salary under Section 4 until the Expiration Date (but not any bonus, except as accrued through the date of determination of disability). Notwithstanding the termination of Andrews' employment hereunder, Andrews shall be entitled to continue participation in all medical and other benefit plans provided for under Section 4 for a period of time following such termination equal in length to the period of Andrews' employment with WorldCorp (commencing on September 4, 1986 and ending on the termination date). If any benefits to which Andrews shall otherwise be entitled here under are not permitted to be provided to him under any applicable plan document or applicable law governing the payment or provision of such benefits, WorldCorp shall pay or provide for payment of equivalent benefits, taking into account service credits for such benefits, to Andrews or his estate or beneficiaries.

     (c) TERMINATION BY WORLDCORP FOR CAUSE. Subject to the provisions of this
Section 5(c), Andrews' employment hereunder may be terminated by WorldCorp for Cause. If the Board de termines by the majority vote of its entire membership that Andrews should be terminated for Cause, the Board shall send written notice to Andrews setting forth in reasonable detail the nature of the Cause. No termination shall become effective under this Section 5(c) until (i) such vote is obtained and such notice is sent to and received by Andrews, (ii) following Andrews' receipt of such notice, Andrews has been provided a reasonable opportunity to meet with the entire Board and discuss the Board's notice to him, and (iii) following such meeting, the Board ratifies its earlier vote to terminate Andrews for Cause by a second vote of a majority of its entire membership. Only the following shall constitute "Cause" for such termination:
(i) gross negligence, willful misconduct or dishonesty in of fice or breach of a material fiduciary duty owed to WorldCorp; (ii) conviction of a felony, a crime of moral turpitude or commission of an act of embezzlement or fraud against WorldCorp or any affiliate of WorldCorp; (iii) willful failure to perform a substantial portion of his duties and responsibilities hereunder (unless such failure results from Andrews' illness or disability).

     (d) TERMINATION BY WORLDCORP WITHOUT CAUSE. Andrews' employment with WorldCorp may be terminated by WorldCorp without Cause provided that (i) such termination is ap proved by the affirmative vote of one-half (1/2) of all members of the Board, (ii) Andrews is given at least ninety (90) days' prior written notice of such termination, and (iii) Andrews shall be entitled to receive the benefits described herein and in Section 5(f) below. Notwithstanding the termination of Andrews' employment hereunder, Andrews shall be entitled to continue participation, on the same terms and conditions previously in place, in all medical and other benefit plans provided for under Sec tion 4 for a period following such termination of three years, or until comparable coverage acceptable to Andrews is obtained, whichever time period is lesser. If any benefits to which Andrews shall other wise be entitled hereunder are not permitted to be provided to him under any applicable plan document or applicable law governing the payment or provision of such benefits, WorldCorp shall pay or provide for payment of equivalent benefits, taking into account service credits for such benefits, to Andrews or his estate or beneficiaries.

     WorldCorp shall pay to Andrews an amount equal to the highest incentive bonus paid to Andrews for any of the three calendar years immediately preceding the date of termination, pro rated through his month of departure.

     (e) TERMINATION BY ANDREWS. Andrews may terminate his employment hereunder with or without Good Reason (as defined below) by giving the Board at least thirty (30) days' prior written notice of termination of his employment, and he shall not be required to render any further ser vices to WorldCorp after the expiration of such thirty (30)-day period. In the event of termination for Good Reason, Andrews shall specify in the notice the event or circumstances constituting Good Rea son. In the event of termination by Andrews for Good Reason, Andrews shall be entitled to the com pensation and benefits specified herein and in Section 5(f) below. In the event of termination by An drews without Good Reason, Andrews shall be entitled to no further compensation or benefits under this Agreement other than any salary accrued prior to the effective date of such termination, the right to retain ownership of the life insurance policy described in Section 4(e) above. Notwithstanding the ter mination of Andrews' employment hereunder, Andrews shall be entitled to continue participation in all medical and other benefit plans provided for under Section 4 for a period following such termination equal to the period of Andrews' employment with WorldCorp (commencing on September 4, 1986 and ending on the termination date). If any benefits to which Andrews shall otherwise be entitled hereunder are not permitted to be provided to him under any applicable plan document or applicable law govern ing the payment or provision of such benefits, WorldCorp shall pay or provide for payment of equiva lent benefits, taking into account service credits for such benefits, to Andrews or his estate or benefi ciaries. Only the following shall constitute "Good Reason" for termination by
Andrews: (i) the reloca tion of WorldCorp's principal offices or headquarters or Andrews' place of employment to a location outside of the Washington, D.C. Standard Metropolitan Statistical Area; (ii) the failure of Andrews at any time to be elected to or to continue to be entitled to serve on the Board; (iii) the failure of WorldCorp to comply with the provisions of Section 4 of this Agreement or material breach by WorldCorp of any other provision of this Agreement, including without limitation WorldCorp's failure to make any payment under Section 4 within five (5) days of the due date of such payment or WorldCorp's failure to determine Andrews' annual bonus in good faith and on a timely basis; (iv) the material diminishment or material change in the duties, responsibilities or position of Andrews, (v) the discontinuation of, diminution in the benefits payable under, or material adverse amendment or alter ation of, and whether it impacts all participants or only Andrews individually, any compensation, bo nus or benefit plan or arrangement in which Andrews was entitled to participate as of the Commence ment Date and which constitutes a material part of Andrews' total compensation and benefits, unless an economically equivalent substitute arrangement or benefit acceptable to Andrews is adopted for the benefit of Andrews; (vi) the sale, acquisition, merger, consolidation, dissolution, liquidation, reorgani zation or other restructuring of WorldCorp; or (vii) the occurrence of a Change in Control (as defined in Section 5(g) below) with respect to WorldCorp.

     WorldCorp shall pay to Andrews an amount equal to the highest incentive bonus paid to Andrews for any of the three calendar years immediately preceding the date of termination pro rated through his month of departure.

     (f) ACCELERATION OF SALARY, BONUS AND BENEFITS IF WITHOUT CAUSE OR FOR GOOD REA SON. In the event of termination by WorldCorp without Cause and other than for death or disability, or by Andrews for Good Reason, (i) WorldCorp shall within five (5) days after the date of termination pay Andrews, in one lump-sum payment, the total undiscounted amount of his entire salary and bonus which would otherwise become due and payable under Sections 4(a) and 4(b) through the Expiration Date (or, in the case of any bonus not yet determined, such bonus shall be paid within five (5) days af ter the amount of such bonus is determined); (ii) any stock options to which Andrews was or may have become entitled, whether or not granted or vested as of the date of termination, shall be immediately granted and become immediately vested and exercisable; and (iii) the regular benefits described in Sec tion 4(e) shall continue to be provided to Andrews at WorldCorp's expense as provided under Sections 5(d) and 5(e). In the event WorldCorp fails to make any payment or provide any benefit hereunder, the unpaid amount or value of the benefit will accrue interest at an annual rate equal to the prime rate charged by WorldCorp's primary depository bank plus 5%, and Andrews shall be entitled to reimbursement of all costs, including reasonable attorneys' fees and costs, incurred by him as a result of any such nonpayment or any actions to collect the same.

     (g) CHANGE IN CONTROL. As used herein, a "Change in Control" shall mean the occur rence of any of the following events or circumstances subsequent to the date of this Agreement, it be ing agreed that no circumstance or event occurring on or before the date of this Agreement shall consti tute a Change in Control:

     (i) The acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") other than a trustee or other fiduciary holding securities under an employee benefit plan of WorldCorp (a "Person"), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either the then outstanding shares of common stock of WorldCorp (the "Outstanding WorldCorp Common Stock") or the combined voting power of the then outstanding voting securities of WorldCorp entitled to vote generally in the election of directors (the "Outstanding WorldCorp Voting Securities");

     (ii) There occurs any acquisition, merger or consolidation of WorldCorp, by, with or into any other corporation (other than a wholly-owned subsidiary of WorldCorp) and individu als who are directors of WorldCorp immediately prior to the time the agreement of acquisition, merger or consolidation is executed shall fail to constitute a majority of the board of directors of the survivor or successor company at any time after consummation of the transaction; or

     (iii) The shareholders of WorldCorp approve a sale or disposition by WorldCorp of all or substantially all of its assets or a plan of dissolution and liquidation of WorldCorp.

     (h) GROSS-UP FOR EXCISE TAXES. In the event any payment under this Section 5 or otherwise to or for the benefit of Andrews (determined without regard to any additional payments re quired under this Section 5(h))(a "Payment") would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, or any interest or penalties are incurred by Andrews with respect to such excise tax (collectively, the "Excise Tax"), then Andrews shall be enti tled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by Andrews of all taxes (including income taxes and interest and penalties imposed with respect to such taxes) and the Excise Tax imposed on the Gross-Up Payment, Andrews retains an amount of the Gross- Up Payment equal to the Excise Tax imposed on the Payments. All determinations required to be made under this Section 5(h) shall be made by WorldCorp's regular independent auditors as of the date of termination of Andrews' employment hereunder, and all fees and expenses of such auditors shall be borne by WorldCorp.

     (I) After-tax, cash salary payments made to Andrews under the Change of Control provision herein will be applied to reduce the remaining loan payments due, if any, from Andrews in 1998, 1999, 2000, and 2001, respectively.

     6. COMPANY PROPERTY. Upon the termination of Andrews' employment under this Agree ment, Andrews shall be entitled to retain, as his own property, mobile telephones, notebook computers and related peripherals, other electronic equipment, furnishings, and other property issued to Andrews in the course of his employment.

     7. NONCOMPETE AND NONDISPARAGEMENT. For a period of one (1) year following the date of termination of Andrews' employment hereunder other than by WorldCorp without Cause or by Andrews for Good Reason, Andrews will not, directly or indirectly, whether as an owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise, or through any other person or en tity, engage in any business which is competitive with WorldCorp's business.

     Each party hereto agrees that during the effectiveness of and following termination of this Agreement for any reason, it will not make any disparaging statements, remarks or comments with respect to the remaining party, whether written or oral.

     8. BENEFICIARY. Any payments to which Andrews is entitled under this Agreement shall, in the event of his death, be made to his wife or such other persons as Andrews shall designate in writing to WorldCorp from time to time. If no such beneficiaries survive Andrews, such payments shall be made to Andrews' estate.

     9. ARBITRATION OF DISPUTES. Any controversy or claim arising out of or relating to the em ployment relationship between Andrews and WorldCorp, this Agreement or any breach thereof shall be settled by arbitration in accordance with the laws of the Commonwealth of Virginia by three arbitra tors, one of whom shall be appointed by WorldCorp, one by Andrews and the third by the first two ar bitrators. If the first two arbitrators cannot agree on the appointment of a third arbitrator, then the third arbitrator shall be appointed by the American Arbitration Association in Washington, D.C. Such arbi tration shall be conducted in Washington, D.C. in accordance with the rules of the American Arbitra tion Association. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The party against whom the arbitrators shall render an award shall pay the other party's reasonable attorneys' fees and other reasonable costs and expenses in connection with the enforcement of its rights under this Agreement (including the enforcement of any arbitration award in court), unless and to the extent the arbitrators shall determine that under the circumstances recovery by the prevailing party of all or a part of any such fees and costs and expenses would be unjust.

     10. ASSIGNMENT; SUCCESSORS AND ASSIGNS, ETC. Neither WorldCorp nor Andrews may make any assignment of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of the other party; provided, however, that WorldCorp may assign its rights under this Agreement without the consent of Andrews in the event that WorldCorp shall hereafter effect a reorganization, consolidate with or merge into any other Person, or transfer all or substantially all of its properties or assets to any other Person. This Agreement shall inure to the benefit of and be binding upon WorldCorp and Andrews, their respective successors, executors, administrators, heirs and permit ted assigns. In the event of Andrews' death prior to the completion by WorldCorp of all payments due him under this Agreement, WorldCorp shall continue such payments to Andrews' beneficiary desig nated in writing to WorldCorp prior to his death (or to his estate, if he fails to make such designation).

     11. ENFORCEABILITY. If any portion or provision of this Agreement shall to any extent be de clared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agree ment, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

     12. WAIVER. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subse quent breach.

     13. NOTICES. Any notices, request, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by registered or certified mail, postage prepaid (in which case notice shall be deemed to have been given on the third day after mailing), or by overnight delivery by a reliable overnight courier service (in which case notice shall be deemed to have been given on the day after delivery to such courier service) to Andrews at the last ad dress Andrews has filed in writing with WorldCorp or, in the case of WorldCorp, at its main offices, attention of the Board.

     14. ENTIRE AGREEMENT; AMENDMENT. This Agreement may be amended or modified only by a written instrument approved by each of the Board of WorldCorp and the Compensation Committee thereof, signed by Andrews and by a duly authorized representative of WorldCorp. This Agreement, constitutes the entire agreement between the parties with respect to the subject matter hereof and no agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement.

     15. GOVERNING LAW. This is a Virginia contract and shall be construed under and be governed in all respects by the laws of the Commonwealth of Virginia, without giving effect to the choice of law principles of any state.

     IN WITNESS WHEREOF, this Agreement has been executed as a sealed instrument by WorldCorp, by its duly authorized officer, and by Andrews, as of the date first above written.


WORLDCORP, INC.


By:

Title:

Date:



T. COLEMAN ANDREWS, III

Date:

Address:

EXHIBIT A

DUTIES AND RESPONSIBILITIES

     A. Lead and coordinate the activities of the WorldCorp Airways Board of Directors related to general corporate governance.

     B. Review the strategic and financial progress of the business and, if appropriate, suggest to the Board strategic or financial issues that warrant consideration by the Board.

     C. Provide leadership, as requested by the CEO of WorldCorp or by the Board, for major transactions with vendors, financial providers or customers in situations that warrant such involvement.